April 11, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virgin Media Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 22, 2011
File No. 000-50886

Dear Mr. Spirgel:

Virgin Media Inc. have received your comment letter dated April 7, 2011 relating to the above-referenced filing.

We are in the process of preparing a response to the comment letter. However, due to the scheduled absence of key personnel in the month of April because of statutory holidays, we believe we will require additional time to consider and respond fully to your comments. Pursuant to my conversation on April 8, 2011 with Mr. Rahim Ismail, Staff Accountant, we respectfully request that we be granted an extension until May 13, 2011 to respond to the comment letter.

Please do not hesitate to call me at 011.44.1256.753762 with any questions. You may also contact Robert Gale, our principal accounting officer. His phone number is 011.44.1256.754517 and his fax number is 011.44.1256.752665. Thank you for your consideration in this matter.

Sincerely,

/s/ Catherine Moroz
Catherine Moroz
Assistant General Counsel